Exhibit 22.1

The following subsidiaries of MercadoLibre, Inc. may be guarantors of debt securities issued by MercadoLibre, Inc.:

Name of the entity	State or other jurisdiction of incorporation or organization
MercadoLibre S.R.L.	Argentina
Ibazar.com Atividades de Internet Ltda.	Brazil
EBazar.com.br Ltda.	Brazil
Mercado Envios Serviços de Logística Ltda.	Brazil
MercadoPago.com Representações Ltda.	Brazil
MercadoLibre Chile Ltda.	Chile
MercadoLibre, S. de R.L. de C.V.	Mexico
DeRemate.com de México, S. de R.L. de C.V.	Mexico
MercadoLibre Colombia Ltda.	Colombia